Exhibit 99.1

THE BANK OF NOVA SCOTIA

EARNINGS COVERAGE

Earnings Coverage on Subordinated Indebtedness and Preferred Shares and Other Equity Instruments

The consolidated financial ratios for the Bank are set forth in the table below:

Twelve months ended July 31, 2026(1)
Grossed up dividend coverage on outstanding preferred shares and other equity instruments	19.88

Interest coverage on subordinated indebtedness	45.13

Grossed up dividend and interest coverage on preferred shares, other equity instruments and subordinated indebtedness	14.02

The Bank’s dividend requirements on all of its outstanding preferred shares and other equity instruments was $668 million for the 12 months ended July 31, 2026, adjusted to a before-tax equivalent using an effective income tax rate of 24.50% for the 12 months ended July 31, 2026. The Bank’s interest requirements for subordinated indebtedness was $301 million for the 12 months ended July 31, 2026. The Bank’s earnings before interest on subordinated indebtedness and income tax for the 12 months ended July 31, 2026 were $13,584 million after deducting non-controlling interest. In calculating the dividend and interest coverages, foreign currency amounts have been converted to Canadian dollars.

Consolidated Ratios of Earnings to Fixed Charges

The table below sets forth the Bank’s consolidated ratios of earnings to fixed charges:

Twelve months ended July 31, 2026(1)
Excluding interest on deposits	6.14
Including interest on deposits	1.39

For purposes of computing these ratios:

(a) earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

(b) fixed charges, excluding interest on deposits, represent interest (including capitalized interest), and amortization of debt issuance costs; and

(c) fixed charges, including interest on deposits, represent all interest.

All amounts presented herein are derived from financial information prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The ratios reported are not defined by IFRS and do not have any standardized meanings under IFRS and thus may not be comparable to similar measures used by other issuers.

(1)	This measure has been disclosed in this document in accordance with section 8.4 of National Instrument 44-102 – Shelf Distributions.